GLOBAL BLUE GROUP HOLDING AG ANNOUNCES PRELIMINARY FINANCIAL YEAR 2024/2025 RESULTS Signy, Switzerland, April 30, 2025 Global Blue Group Holding AG (‘the Company’ or ‘Global Blue’) (NYSE: GB and GB.WS), announces today preliminary, unaudited financial results for the financial year ended March 31, 2025 (“FY24/25”). For FY24/25, Global Blue expects to report: • Sales in Store (SiS) of approximately EUR 32.8 billion to EUR 33.0 billion • Revenue of approximately EUR 506 million to EUR 510 million • Adjusted EBITDA of approximately EUR 201 million to EUR 204 million • CAPEX of approximately EUR 50 million to EUR 51 million • Cash and cash equivalents of approximately EUR 123 million to EUR 125 million €M FY22/23 FY23/24 FY24/25 FY24/25 vs. FY23/24* Low High (estimated and unaudited) Revenue** 312 422 506 510 20% Adjusted EBITDA** 78 149 201 204 36% We have not yet completed our closing procedures for the financial year ended March 31, 2025. This press release presents certain estimated preliminary, unaudited financial results and selected other data for the twelve-month period ended March 31, 2025. These ranges are based on the information available to us at this time. We have provided ranges, rather than specific amounts, because these results are preliminary. The financial information for the financial year ended March 31, 2025 included in this press release is subject to revision based upon our financial closing procedures and the completion of our * Percentages are calculated based on the average of the high and low estimates for FY24/25. ** The FY22/23 and FY23/24 figures are derived from the audited financial statements as of and for the year ended March 31, 2024 respectively.

financial statements. In particular, the ranges were determined based on our estimates of the potential aggregate adjustments that may be made as part of our financial closing procedures. These ranges reflect Global Blue's management's best estimate of the impact of events during the financial year. Prior to the finalization of our financial closing procedures, we are currently unable to determine the nature of the revisions or adjustments to be made to any of the financial information presented here and, if such revisions or adjustments are made, the precise extent of those revisions or adjustments. As such, our actual results may vary from the estimated preliminary, unaudited results presented here and will not be finalized until we complete of our annual closing accounting procedures including the execution of our internal control over financial reporting.

These estimates should not be viewed as a substitute for our annual financial statements prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accordingly, you should not place undue reliance on these preliminary, unaudited financial results and selected other data. These estimated preliminary, unaudited results and selected other data should be read in conjunction with sections *Item 3.A - Risk Factors* and *Item 5.A - Operating Results* and our historical consolidated financial statements, including the notes thereto.

The following table reconciles Adjusted EBITDA to Profit/(loss) for the financial years ended, March 31, 2025, March 31, 2024, and March 31, 2023:

	FY22/23	**FY23/24**	**Financial Year Ended March 31, 2025**	
			Low	**High**
(in Euro millions)			**(estimated and unaudited)**	
Profit/(loss) for the period	(23)	21	93	95
Profit margin (%)	*-8%*	*5%*	*18%*	*18%*
Income tax expense	1	27	41	42
Net Finance (Income)/Cost	37	50	(1)	(1)
Exceptional Items	13	7	13	13
Depreciation & Amortization	51	44	54	54
Adjusted EBITDA	**78**	**149**	**201**	**204**
Adjusted EBITDA Margin (%)	*25%*	*35%*	*40%*	*40%*

The preliminary financial data included in this press release has been prepared by, and is the responsibility of, Global Blue's management. PricewaterhouseCoopers SA has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. PricewaterhouseCoopers SA does not express an opinion or any other form of assurance with respect thereto. It is possible that we or our independent registered public accounting firm may identify adjustments to be made to the financial information set forth above as we complete the preparation of our financial statements as of and for the year ended March 31, 2025, and any resulting changes could be material. These preliminary estimates are not necessarily indicative of any future period.

About Global Blue

Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance.

With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across more than 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions.

With over 2,000 employees, Global Blue generated €28bn Sales-in-Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange.

For more information, please visit www.globalblue.com.

Source: Global Blue

NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions, or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These include commercial expectations and other external factors, including the potential closing of the proposed acquisition of Global Blue and considerations related to such transaction, political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID-19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Investor Relations: Roxane Dufour – Chief Financial Officer rdufour@globalblue.com Media Contacts: Virginie Alem – Chief Marketing Officer and Chief Operating Officer Japan valem@globalblue.com